UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 19, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Accretive Health, Inc.

File No. 333-162186 - CF# 24155

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Accretive Health, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on September 29, 2009.

Based on representations by Accretive Health, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8	through December 31, 2012
Exhibit 10.21	through November 19, 2012
Exhibit 10.22	through November 19, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Karen J. Garnett
Assistant Director